

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via U.S. Mail and Facsimile at (516) 338-7220

Eric Gatoff
Chief Executive Officer
Nathan's Famous, Inc.
One Jericho Plaza
Jericho, NY 11753

> **Re: Nathan's Famous, Inc.**
> **Form 10-K for the fiscal year ended March 28, 2010**
> **Filed June 11, 2010**
> **File No. 000-03189**

Dear Mr. Gatoff:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor